June 30, 2016

VIA EDGAR SYSTEM

Ms. Samantha Brutlag
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

RE:	Pre-Effective Amendment No. 3 to Registration Statement on Form N-14 Concorde Funds, Inc. (the “Company”) CIK: 0000822519 File No. 333-211354

Dear Ms. Brutlag:

In accordance with Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the U.S. Securities and Exchange Commission (“SEC”) consent to the withdrawal of Pre-Effective Amendment No. 3 to the Registration Statement referred to above (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission on June 28, 2016 (accession number 0000894189-16-010160).

The Pre-Effective Amendment No. 3 was filed with the SEC on June 28, 2016, for the purpose of responding to comments provided to the Company by the staff of the SEC.  Due to a clerical error, however, Pre-Effective Amendment No. 3 to the Company’s Registration Statement filed on June 28, 2016 was incorrectly filed under 1933 Act number 033-17423.  Consequently, the Company hereby requests the withdrawal of Pre-Effective Amendment No. 3 to the Registration Statement.  Subsequently, a new Registration Statement will be filed as Pre-Effective Amendment No. 4 with the correct 1933 Act number (333-211354) for which we are requesting acceleration.  Please see attached.

If you have any questions, please do not hesitate to contact me at 414-765-6609.

Sincerely,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
For U.S. Bancorp Funds Services, LLC

CONCORDE FUNDS, INC.
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701

June 30, 2016

Via EDGAR System
Ms. Samantha Brutlag U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:
Concorde Funds, Inc. (File Nos. 811-05339 and 033-17423)
Registration Statement on Form N-14 (No. 333-211354), Filed May 13, 2016
Pre-Effective Amendment No. 1 Filed May 26, 2016
Pre-Effective Amendment No. 2 Filed June 3, 2016
Pre-Effective Amendment No. 3 Filed June 28, 2016
Pre-Effective Amendment No. 4 Filed June 30, 2016

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective on June 30, 2016, or as soon as is practicable thereafter.
Very truly yours,

CONCORDE FUNDS, INC.

By:/s/ Gregory B. Wood
Gregory B. Wood
Principal Financial Officer